SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For June 27, 2005

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road,
Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC (Registrant)
Date: June 27, 2005	By:	/s/ Catherine Springett
		Name:	Catherine Springett
		Title:	Deputy Secretary and Head of Secretariat

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO
AUSTRALIA, CANADA OR JAPAN

INTERCONTINENTAL HOTELS GROUP PLC
27 JUNE 2005

IHG Scheme of Arrangement

At a hearing of the High Court of Justice in England and Wales on 24 June 2005, the Court approved the proposed scheme of arrangement between InterContinental Hotels Group PLC (“IHG”) and its shareholders under section 425 of the Companies Act 1985 (the “Scheme”). IHG ordinary shares and American depositary shares ceased trading at the close of business on the London and New York Stock Exchanges on 24 June 2005. The Scheme, which was approved by shareholders on 1 June 2005, became effective shortly before 8.00 a.m. (BST) today. At that time, the listing of IHG was cancelled and the listing of and dealings in New InterContinental Hotel Group PLC (“New IHG”) ordinary shares of 625 pence each commenced on the London Stock Exchange under the symbol IHG. At 9.30 a.m. (EST), New IHG American depositary shares will be listed and trading will commence on the New York Stock Exchange under the symbol IHG. New IHG is changing its name to InterContinental Hotels Group PLC with effect from today.

Under the terms of the Scheme, shareholders receive 11 New IHG ordinary shares for every 15 ordinary shares in IHG which they held at 9.00 p.m. (BST) on 24 June 2005 and £1.65 in cash for every ordinary share held at that time. Share certificates and cheques are expected to be despatched by 8 July 2005.

The Court is expected to approve a reduction of capital of New IHG at a hearing on 29 June 2005. The reduction of capital, which facilitates the creation of distributable reserves by New IHG, is expected to become effective on 30 June 2005 when the nominal value of each new ordinary share will be reduced from 625 pence to 10 pence.

New IHG will succeed to IHG’s registration under the U.S. Securities Exchange Act of 1934, as amended, pursuant to Section 12(b) thereof and Rule 12g-3 thereunder.

Citigroup Global Markets Limited is acting for IHG and New IHG and no-one else in connection with the transaction and will not be responsible to anyone other than IHG or New IHG for providing the protections afforded to its clients or for providing advice in relation to the transaction or the contents of this announcement.

This announcement does not constitute an offer or invitation to purchase securities.

Securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or exempt from such registration. The new ordinary shares have not been, nor will be, and are not required to be registered with the US Securities and Exchange Commission under the Securities Act in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. US shareholders who are affiliates of IHG or New IHG before implementation of the Scheme or are affiliates of New IHG after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of new ordinary shares received in connection with the Scheme under Rule 145(d) of the Securities Act.

For further information, please contact

InterContinental Hotels Group

Media Enquiries

Leslie McGibbon	+44 (0) 1753 410 425 +44 (0) 7808 094 471

Investor Relations Gavin Flynn, Paul Edgecliffe-Johnson	+44 (0) 1753 410 176 +44 (0) 7808 098 972

Note to Editors:
InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world’s largest hotel loyalty programme, Priority Club® Rewards, with more than 24 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.